Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 5, 2009

Relating to Preliminary Prospectus Supplement dated May 5, 2009

Registration Statement No. 333-158561

NEWS RELEASE

For More Information Contact:	For Release - May 5, 2009

J. Downey Bridgwater, Chairman,

President & Chief Executive Officer, (713)

507-2670

Zach L. Wasson, Executive Vice

President & Chief Financial Officer, (713)

507-1297

Chris Reid, Vice President

Investor Relations (713) 507-2873

Sterling Bancshares Redeems TARP Preferred Stock and

Announces $50 Million Equity Offering

HOUSTON, TX, May 5, 2009 – Sterling Bancshares, Inc. (NASDAQ: SBIB) announced today that it has fully redeemed all of the preferred stock it sold to the U.S. Department of the Treasury in December of 2008. The preferred stock was issued to the Treasury Department pursuant to the Capital Purchase Program (“CPP”) established under the Troubled Asset Relief Program (“TARP”). The Company paid $126.6 million to the Treasury to redeem the preferred stock, which includes the original investment amount of $125.2 million plus accrued and unpaid dividends of $1.4 million. Sterling was approved to pay the funds back without any conditions from regulators.

Related to this redemption, the Company will record a charge of approximately $6.9 million in the second quarter of 2009 in the form of an accelerated dividend to account for the difference between the original purchase price for the preferred stock and its redemption price. In addition to this $6.9 million charge, the Company will also report a previously scheduled cash dividend on the preferred stock of approximately $600 thousand, for a total effective dividend of $7.5 million during the second quarter of 2009. The Company also intends to negotiate the repurchase of the warrants issued to the Treasury as part of the CPP.

Additionally, Sterling announced today that it has commenced a public offering of up to $50 million in shares of its common stock. The Company intends to use the proceeds from the equity offering for general corporate purposes.

Morgan Stanley & Co. will serve as sole book-running manager for the equity transaction, with Sandler O’Neill + Partners, L.P. serving as co-manager. The underwriters will have a 30-day option to purchase up to an additional 15 percent of the offered amount of common stock from Sterling at the offering price, less underwriters’ discounts and commissions.

“We are extremely pleased to be the first bank in Texas, and among the first banks in the country, to repay the TARP investment,” commented J. Downey Bridgwater, Sterling’s Chairman, President, & Chief Executive Officer.

“The additional $50 million of capital that we are raising will enhance our already strong capital position, and will better position us to take advantage of compelling growth opportunities,”

Sterling Bancshares, Inc., News Release

May 5, 2009

Bridgwater continued. “We expect these opportunities to come in the form of: hiring talented bankers and attracting new customers from institutions that have recently been consolidated in our markets, acquiring failed banks through regulatory assisted transactions, purchasing branch divestitures from out of state banks exiting Texas, as well as from selectively pursuing in-state, bank acquisitions,” added Bridgwater.

Sterling has filed a registration statement (including prospectus) with the Securities and Exchange Commission for the equity offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus and other documents Sterling has filed with the Securities and Exchange Commission for more complete information about Sterling and the equity offering.

These documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively a copy of the preliminary prospectus supplement and accompanying base prospectus for the equity offering may be obtained from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick St, 2nd Floor, New York, NY 10014, telephone (866) 718-1649, or by e-mailing prospectus@morganstanley.com.

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions of management at the time that this release was prepared. The Company does not assume any obligation to update the forward-looking statements. There are several factors, many beyond the Company’s control, that could cause results to differ significantly from expectations including: adverse changes in the loan portfolio and the resulting credit risk-related losses and expenses; potential inadequacy of the allowance for credit losses; the ability to maintain or improve origination volumes; competitive influences on product pricing; and the ability to integrate acquisitions and realize expected cost savings and revenue enhancements. Additional factors can be found in the Company’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s web site (www.sec.gov).

About Sterling Bancshares

Sterling Bancshares, Inc. is a Houston-based bank holding company with total assets of $5.1 billion, which operates 60 banking centers in the greater metropolitan areas of Houston, San Antonio, Dallas and Fort Worth, Texas. The Company’s common stock is traded through the NASDAQ Global Select Market under the symbol “SBIB”. For more information on Sterling Bancshares, please visit the Company’s web site at http://www.banksterling.com.